Exhibit 99.2

LUMIRADX LIMITED C/O OCORIAN TRUST (CAYMAN) LIMITED PO BOX 1350, WINDWARD 3, REGATTA OFFICE PARK GRAND CAYMAN KY1-1108, CAYMAN ISLANDS VOTE BY INTERNET Before The Meeting—Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on December 14, 2022 for shares held directly and by 11:59 p.m. Eastern Time on December 12, 2022 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting—Go to www.virtualshareholdermeeting.com/LMDX2022 You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE—1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on December 14, 2022 for shares held directly and by 11:59 p.m. Eastern Time on December 12, 2022 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: D92952-P81752 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY LUMIRADX LIMITED The Board of Directors recommends a vote “FOR” proposals 1 through 4: For Against Abstain 1. Approval of the re-election of Donald Berwick, to serve as a Class I director. 2. Approval of the re-election of George Neble, to serve as a Class I director. 3. Approval of the re-election of Lu Huang, to serve as a Class I director. 4. Receipt of the Company’s audited accounts for the fiscal year ended December 31, 2021. NOTE: In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com D92953-P81752 LUMIRADX LIMITED Annual General Meeting of Shareholders December 15, 2022 7:00 AM This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Ron Zwanziger and Dorian LeBlanc, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the A Ordinary and/or Common shares of LUMIRADX LIMITED that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 7:00 AM, EST on December 15, 2022, virtually at www.virtualshareholdermeeting.com/LMDX2022, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side